FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 3, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim Management Statement

Q1 2013

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; regulatory investigations; the Group's future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; and the Group's potential exposures to various types of political and market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and of certain assets and businesses required as part of the State Aid restructuring plan; organisational restructuring in response to legislative and regulatory proposals in the United Kingdom (UK), European Union (EU) and United States (US); the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the implementation of recommendations made by the Independent Commission on Banking and their potential implications and equivalent EU legislation; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Highlights

RBS reports a Q1 2013 pre-tax profit of £826 million

Group operating profit(1) of £829 million, up from £553 million in Q4 2012

Q1 2013 net attributable profit of £393 million

Core Tier 1 ratio increases 50 basis points to 10.8%, or 8.2% on a fully loaded Basel III basis

Tangible net asset value up 3% to 459p per share

"These results show pleasing progress in delivering a strong and valuable RBS for all our stakeholders. We expect to substantially complete the Bank's restructuring phase during 2014. We are seeing the start of a pick-up in loan demand and have a strong surplus of funds ready and available to fully support economic recovery. Across the Group we are working hard to improve what we do for customers and to better position the Bank for future growth."

Stephen Hester, Group Chief Executive

Highlights

Successful rebuild of financial strength

•	RBS's Core Tier 1 ratio strengthened by 50 basis points to 10.8%, largely driven by the continuing reduction in Non-Core and Markets risk-weighted assets.

•	On a fully loaded Basel III basis, the Group's Core Tier 1 ratio improved by 50 basis points to 8.2%.

•	Non-Core funded assets were reduced by £6 billion at constant exchange rates to £53 billion and the division is on track to hit its target of £40 billion by the end of 2013.

•	Continuing deposit inflows improved the loan:deposit ratio to 99%, and our liquidity pool of £158 billion covered short-term wholesale funding of £43 billion by 3.7 times.

•
Risk elements in lending fell by 2% at constant exchange rates and provision coverage was further strengthened in Non-Core and Ulster Bank. The Group charge for loan impairments fell 20% versus prior year.

•	Credit trends in Ireland are turning a corner, with Ulster Bank Core and Non-Core impairment losses down 27% from Q1 2012 and 29% from Q4 2012.

•	Tangible net asset value per share increased 3% to 459p from 446p at 31 December 2012.

Operating performance is resilient

•
Group pre-tax profit was £826 million, £577 million excluding own credit adjustments, compared with a loss of £2,227 million in Q4 2012. Group operating profit(1) was £829 million, up 50% from Q4 2012, driven by a reduction in Non-Core losses.

•	Profit attributable to shareholders was £393 million, or £194 million excluding the impact of own credit adjustments.

•
Core operating profit of £1,334 million compares with £1,495 million in Q4 2012 and £1,639 million in Q1 2012. Retail & Commercial profits were up 12% from Q1 2012 to £1,010 million, with Ulster Bank posting a material improvement. Markets showed a seasonal increase versus Q4 2012 to £278 million, though down significantly relative to the prior year's strong first quarter.

•	Non-Core operating losses of £505 million were 46% lower than in Q4 2012, driven by a further reduction in impairments.

Highlights (continued)

Good progress in business restructuring

•	The sale of a further tranche of Direct Line Group shares in March took the Group's stake below 50%, in line with the European Commission (EC) state aid agreement.

•
The Group continues to work towards a full separation and initial public offering of its branch-based business that is mandated for disposal by the EC. The business is profitable and well-funded, and we continue to have discussions with potential investors in the business. We anticipate re-branding this business under the Williams & Glyn's name.

•
As indicated in the Group's 2012 annual results announcement, the Markets business is being restructured with a 2014 target of reducing risk-weighted assets to £80 billion, on a Basel III basis. Our intention is to sustain the business's core strengths in fixed income products while focusing on serving our corporate and investor clients well.

Continuing commitment to customers

•	RBS is committed to serving its customers well. Right across our business this is our top priority, to sustain and to improve what we do.

•
Core lending to SMEs(2) rose 1% from Q4 2012 to £34 billion, while the wider market remained flat. UK residential mortgage lending remained broadly stable at £110.2 billion. UK Retail mortgage balances stand 33% above 2008 levels, although Q1 2013 volumes were affected by extensive staff retraining.

•
During Q1 2013 RBS has been pleased to offer over £1.5 billion of discounted loans to SMEs and more than £327 million of mortgages to homebuyers in association with the Bank of England's Funding for Lending Scheme (FLS). Given its very strong liquidity position, RBS has had no need to draw on this public funding during the quarter.

•
During the quarter RBS offered more than £13 billion of loans and facilities to UK businesses, including £8 billion to SMEs, and renewed nearly £7 billion of overdrafts, of which £2 billion was for SMEs.

•	The average interest rate charged on RBS's SME loans was 3.88% in Q1 2013, down from 3.93% in the prior quarter and from 4.14% in Q1 2012.

•	The Group has maintained broadly stable market shares across its major customer franchises. Net Promoter Scores improved slightly in Q1 2013 in a number of key areas.

•	Efforts to simplify processes and improve customer experience continue; changes to the current account opening process are being piloted that have so far significantly reduced account opening times.

Highlights (continued)

Outlook
RBS expects continued good progress on all 'safety and soundness' measures including a fully loaded Basel III Core Tier 1 ratio of around 9% by the end of 2013.

The Bank has strong ability to fund lending growth as customer demand grows.

Operating results in Retail and Commercial banking are expected to be resilient with modest improvement in net interest margin, cost reduction and improving impairment trends. Income is likely to mirror customer activity levels.

Markets-related income remains difficult to predict but we expect a muted year overall as the business transitions towards its revised steady-state shape and size.

We expect to deliver Group operating costs (excluding Direct Line Group) below market consensus expectations of c.£13.2 billion this year, with further meaningful cost reductions in 2014 and 2015.

Notes:

(1)
Operating profit before tax, own credit adjustments, Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory fines, integration and restructuring costs, loss on redemption of own debt, write-down of goodwill and other intangible assets, Asset Protection Scheme, amortisation of purchased intangible assets, strategic disposals, bank levy and RFS Holdings minority interest and includes the results of Direct Line Group on a managed basis, which are included in the discontinued operations in the statutory results until 12 March 2013 and as an associated undertaking thereafter ('operating profit'). Statutory operating profit before tax was £826 million for the quarter ended 31 March 2013.

(2)	Core SME lending excludes Non-Core and commercial property lending.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts' presentation
The Royal Bank of Scotland Group will be hosting a conference call following the release of the results for the quarter ended 31 March 2013. The details are as follows:

Date:	Friday 3 May 2013
Time:	9.00 am UK time
Webcast:	www.rbs.com/results
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Slides
Slides accompanying this document, which will not be formally presented on the analysts' conference call, will be available on www.rbs.com/results

Financial supplement
A financial supplement containing income and balance sheet information for the last nine quarters will be available on www.rbs.com/results

Presentation of information

The financial information on pages 7 to 64, prepared using the Group's accounting policies, shows the underlying performance of the Group on a managed basis which excludes certain one-off and other items. Information is provided in this form to give a better understanding of the results of the Group's operations. Group operating profit/(loss) on this basis excludes:

•	own credit adjustments;

•	Payment Protection Insurance (PPI) costs;

•	Interest Rate Hedging Products (IRHP) redress and related costs;

•	regulatory fines;

•	integration and restructuring costs;

•	(loss)/gain on redemption of own debt;

•	write-down of goodwill and other intangible assets;

•	Asset Protection Scheme (APS);

•	amortisation of purchased intangible assets;

•	strategic disposals;

•	bank levy; and

•	RFS Holdings minority interest (RFS MI).

and includes the results of Direct Line Group on a managed basis, which are included in discontinued operations in the statutory results until 12 March 2013 and as an associated undertaking thereafter.

Statutory results
The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity and related notes presented on pages 65 to 84 inclusive are on a statutory basis. Reconciliations between the managed basis and statutory basis are included in Appendix 1.

Disposal groups
Since 2011, the assets and liabilities relating to the RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'), were classified within Disposal groups. Santander's withdrawal from the sale in October 2012 has led the Group to conclude that a sale within 12 months is unlikely; accordingly in the balance sheets at 31 December 2012 and 31 March 2013 the assets and liabilities of the UK branch-based businesses are not included within Disposal groups. IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' does not permit restatement on reclassification.

Presentation of information (continued)

Direct Line Group
The Group sold the first tranche of ordinary shares representing 34.7% of the share capital of Direct Line Group in October 2012 via an Initial Public Offering. On 13 March 2013, the Group sold a further 16.8% of ordinary shares in Direct Line Group and has ceded control. This fulfils the Group's plan to cede control of Direct Line Group by the end of 2013 and is a step toward complete disposal by the end of 2014, as required by the European Commission.

The Group now holds 48.5% of the issued ordinary share capital of Direct Line Group. Consequently, in the Q1 2013 Group results Direct Line Group is treated as a discontinued operation until 12 March 2013 and as an associated undertaking thereafter.

Revisions
Revised allocation of Business Services costs
In the first quarter of 2013, the Group transferred certain direct costs from Business Services to US Retail & Commercial, and has also reclassified certain costs between direct and indirect expenses for all divisions. Comparatives have been restated accordingly; the revision did not affect total expenses or operating profit.

Implementation of IAS 19 'Employee Benefits' (revised)
The Group implemented IAS 19 with effect from 1 January 2013. IAS 19 requires: the immediate recognition of all actuarial gains and losses eliminating the corridor approach; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax for the quarters ended 31 December 2012 and 31 March 2012 of £21 million.

Implementation of IFRS 10 'Consolidated Financial Statements'
The Group implemented IFRS 10 with effect from 1 January 2013. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there has been a reduction in non-controlling interests of £0.5 billion with a corresponding increase in Owners' equity (Paid-in equity); prior periods have been restated.

Summary consolidated income statement
for the quarter ended 31 March 2013

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Net interest income	2,722	2,842	3,007

Non-interest income (excluding insurance net premium income)	2,429	1,999	3,186
Insurance net premium income	699	919	938

Non-interest income	3,128	2,918	4,124

Total income (1)	5,850	5,760	7,131
Operating expenses (2)	(3,543)	(3,147)	(4,012)

Profit before insurance net claims and impairment losses	2,307	2,613	3,119
Insurance net claims	(445)	(606)	(649)

Operating profit before impairment losses (3)	1,862	2,007	2,470
Impairment losses	(1,033)	(1,454)	(1,314)

Operating profit (3)	829	553	1,156
Own credit adjustments	249	(220)	(2,456)
Payment Protection Insurance costs	-	(450)	(125)
Interest Rate Hedging Products redress and related costs	(50)	(700)	-
Regulatory fines	-	(381)	-
Integration and restructuring costs	(131)	(620)	(460)
(Loss)/gain on redemption of own debt	(51)	-	577
Write-down of goodwill and other intangible assets	-	(518)	-
Other items	125	(225)	(124)

Operating profit/(loss) including the results of Direct Line Group discontinued operations	971	(2,561)	(1,432)
Direct Line Group discontinued operations (4)	(145)	334	(82)

Operating profit/(loss) before tax	826	(2,227)	(1,514)
Tax charge	(350)	(39)	(138)

Profit/(loss) from continuing operations	476	(2,266)	(1,652)

Profit/(loss) from discontinued operations, net of tax
- Direct Line Group	127	(351)	88
- Other	2	6	5

Profit/(loss) from discontinued operations, net of tax	129	(345)	93

Profit/(loss) for the period	605	(2,611)	(1,559)
Non-controlling interests	(131)	108	14
Other owners' dividends	(81)	(115)	-

Profit/(loss) attributable to ordinary and B shareholders	393	(2,618)	(1,545)

For the notes to this table refer to the following page.

Core summary consolidated income statement
for the quarter ended 31 March 2013

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
	£m	£m	£m

Net interest income	2,759	2,789	2,943

Non-interest income (excluding insurance net premium income)	2,299	2,084	2,981
Insurance net premium income	699	919	938

Non-interest income	2,998	3,003	3,919

Total income (1)	5,757	5,792	6,862
Operating expenses (2)	(3,378)	(2,940)	(3,749)

Profit before insurance net claims and impairment losses	2,379	2,852	3,113
Insurance net claims	(445)	(606)	(649)

Operating profit before impairment losses (3)	1,934	2,246	2,464
Impairment losses	(600)	(751)	(825)

Operating profit (3)	1,334	1,495	1,639

Key metrics

Core performance ratios
- Net interest margin	2.21%	2.16%	2.12%
- Cost:income ratio (5)	64%	57%	60%
- Return on equity	8.2%	8.9%	10.8%
- Adjusted earnings per ordinary and B share (6)	5.6p	1.5p	5.8p
- Adjusted earnings per ordinary and B share assuming a normalised tax rate of 23.25% (2012 - 24.5%) (6)	8.3p	10.1p	11.4p

Notes:

(1)
Excluding own credit adjustments, (loss)/gain on redemption of own debt, Asset Protection Scheme, strategic disposals and RFS Holdings minority interest, and including Direct Line Group, which is classified as a discontinued operation on a statutory basis until 12 March 2013 and as an associated undertaking thereafter.

(2)
Excluding PPI costs, IRHP redress and related costs, regulatory fines, integration and restructuring costs, write-down of goodwill and other intangible assets, amortisation of purchased intangible assets, bank levy and RFS Holdings minority interest, and including Direct Line Group, which is classified as a discontinued operation on a statutory basis until 12 March 2013 and as an associated undertaking thereafter.

(3)
Operating profit/(loss) before tax, own credit adjustments, PPI costs, IRHP redress and related costs, regulatory fines, integration and restructuring costs, (loss)/gain on redemption of own debt, write-down of goodwill and other intangible assets, Asset Protection Scheme, amortisation of purchased intangible assets, strategic disposals, bank levy and RFS Holdings minority interest, and including the results of Direct Line Group, which is classified as a discontinued operation on a statutory basis until 12 March 2013 and as an associated undertaking thereafter.

(4)
Included within Direct Line Group discontinued operations are the managed basis divisional results of Direct Line Group (DLG), certain DLG related activities in Central items; and related one-off and other items including integration and restructuring costs, write-down of goodwill, and strategic disposals until 12 March 2013. Thereafter, the Group's share of the post tax profit of DLG is included in non-interest income as an associated undertaking.

(5)	Cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income.
(6)	Data for the quarter ended 31 March 2012 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Analysis of results is set out on pages 13 to 21.

Results for the last nine quarters are available in the Group's Financial Supplement.

Summary consolidated balance sheet
at 31 March 2013

	31 March 2013	31 December 2012
	£m	£m

Cash and balances at central banks	86,718	79,290
Net loans and advances to banks (1,2)	34,025	29,168
Net loans and advances to customers (1,2)	432,360	430,088
Reverse repurchase agreements and stock borrowing	103,105	104,830
Debt securities and equity shares	165,109	172,670
Intangible assets	13,928	13,545
Other assets (3)	40,493	40,801

Funded assets	875,738	870,392
Derivatives	432,435	441,903

Total assets	1,308,173	1,312,295

Bank deposits (2,4)	54,536	57,073
Customer deposits (2,4)	437,437	433,239
Repurchase agreements and stock lending	128,233	132,372
Debt securities in issue	92,740	94,592
Settlement balances and short positions	45,250	33,469
Subordinated liabilities	27,788	26,773
Other liabilities (3)	21,143	29,996

Liabilities excluding derivatives	807,127	807,514
Derivatives	429,881	434,333

Total liabilities	1,237,008	1,241,847
Non-controlling interests	532	1,770
Owners' equity	70,633	68,678

Total liabilities and equity	1,308,173	1,312,295

Memo: Tangible equity (5)	51,413	49,841

Notes:

(1)	Excludes reverse repurchase agreements and stock borrowing.
(2)	Excludes disposal groups.
(3)	Includes disposal groups.
(4)	Excludes repurchase agreements and stock lending.
(5)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

Key points

•	Funded assets increased by £5.3 billion, as Markets settlement balances rebounded off seasonal lows and loans increased modestly.

•
Debt securities and equity shares were £7.6 billion lower as a result of disposals of available-for-sale debt securities and the ongoing focus on reducing and de-risking the Markets balance sheet. Cash and liquid balances increased as a result.

•
Customer deposits increased as a result of an inflow of Retail & Commercial deposits in the quarter and a 6% strengthening of the US dollar against Sterling, partly offset by seasonal decreases in Corporate deposits.

Comment

Stephen Hester, Group Chief Executive, commented:
These results show pleasing progress in delivering a strong and valuable RBS for all our stakeholders. We expect to substantially complete the Bank's restructuring phase during 2014. We are seeing the start of a pick-up in loan demand and have a strong surplus of funds ready and available to fully support economic recovery. Across the Group we are working hard to improve what we do for customers and to better position the Bank for future growth.

Capital ratios continue to improve, underpinning our confidence in RBS's standalone strength. Unwanted assets are shrinking, with Non-Core set to complete the current sell-down phase at the end of 2013. Irish losses seem to have turned the corner, falling 47% year on year.

RBS as a whole made a pre-tax operating profit of £826 million this quarter, with our Core businesses performing solidly given the economic environment. We are focused on completing the additional restructuring required of us. While challenges remain, we expect RBS to be able to provide both good customer service and improving returns for shareholders in the coming years.

Banking culture has rightly received much focus in recent months. At its core is the need to permanently ensure that serving customers well lies at the heart of what we do and that all our people re-engage in the task of improving further the way in which we contribute to our customers and to the world around us more broadly. RBS is intensively engaged across all its people and activities in this cause.

There is hard work still ahead for the economy and our industry. Nonetheless, our sights are set on moving RBS beyond its restructuring phase towards the ambition of building a really good bank for customers and for all we serve.

Business update

Supporting our UK customers
RBS is determined to support its customers responsibly and well, through lending as well as in other ways.

In Q1 2013, RBS:

•	Supplied £13.2 billion of loans and facilities to UK business, including £7.8 billion to SME customers;

•	Renewed £6.5 billion of UK business overdrafts, including £1.7 billion for SMEs;

•	Offered £1.5 billion of discounted loans to nearly 8,500 SMEs in association with the Bank of England's Funding for Lending Scheme (FLS);

•	Accounted for 35% of all SME lending in the UK, compared with overall customer market share of 24%(1); and

•	Advanced £3.6 billion of mortgages to around 28,000 UK homeowners, including £327 million of discounted FLS loans.

RBS core lending to UK business, excluding commercial property lending, was broadly stable in Q1 2013 at £64.1 billion.

Within this total, core lending to SMEs rose over 1% to £34 billion, compared with a flat overall market. Manufacturing was amongst the sectors where loan growth was strongest, up 10% versus Q4 2012.

Loan applications rose slightly from the prior quarter to 49,000, though they remained lower than in Q1 2012 and repayment levels are still high. RBS continues to approve over 90% of loan applications. The most significant category of declines is on the grounds of ability to repay. The average interest rate charged on RBS's SME loans was 3.88% in Q1, down from 3.93% in Q4 2012 and 4.14% in Q1 2012.

Many SME customers are still building up cash balances. This is reflected in overdraft utilisation rates, down to 43% compared with 46% in Q1 2012, and in customer deposits, up 3% to £54.7 billion.

UK residential mortgage lending was broadly stable in the quarter at £110.2 billion. Since 2008, UK Retail mortgage balances have risen by 33% in a market that has risen by only 3%. Activity was lower in Q1 2013 than in Q4 2012 as a result of extensive retraining of UK Retail's mortgage advisers, which reduced adviser availability for new appointments in December 2012 and limited the loan pipeline.

(1)	Source: British Bankers' Association and RBS internal data.

Business update (continued)

Supporting our UK customers (continued)
RBS has continued to promote the Bank of England's Funding for Lending Scheme (FLS), and was pleased to offer £1.5 billion of discounted loans to nearly 8,500 SMEs in association with the FLS. The Group's very strong liquidity position, however, meant it had no need to draw on this public funding during the quarter.

Published data for the FLS includes commercial property lending, where RBS continues to run off excess exposures. Although changes to the scheme announced in April will bring asset and invoice finance in scope, Q1 data currently excludes business credit supplied through Lombard and RBS Invoice Finance. RBS's FLS net lending in Q1 2013 was +£0.9 billion (up 1%) when adjusted for these inclusions and for commercial property run-off.

Progress versus Strategic plan

Key Measures	Worst point	FY 2012	Q1 2013	Medium- term target

Value drivers		Core	Core	Core
• Return on equity (1)	(31%)(2)	9.6%	8.2%	>12%
• Cost:income ratio (3)	97%(4)	60%	64%	<55%

Risk measures		Group	Group	Group
• Core Tier 1 ratio	4%(5)	10.3%	10.8%	>10%
• Loan:deposit ratio	154%(6)	100%	99%	c.100%
• Short-term wholesale funding (STWF)	£297bn(7)	£42bn	£43bn	<10% TPAs(8)
• Liquidity portfolio (9)	£90bn(7)	£147bn	£158bn	>1.5x STWF
• Leverage ratio (10)	28.7x(11)	15.0x	15.0x	<18x

Notes:

(1) Based on indicative Core attributable profit taxed at standard rates and Core average tangible equity per the average balance sheet (88% of Group tangible equity based on RWAs at 31 March 2013); (2) Group return on tangible equity for 2008; (3) Cost:income ratio net of insurance claims; (4) Year ended 31 December 2008; (5) As at 1 January 2008; (6) As at October 2008; (7) As at December 2008; (8) Third party assets (TPAs); (9) Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other eligible securities with central banks; (10) Funded tangible assets divided by total Tier 1 capital; (11) As at June 2008.

•	Good progress was made in Q1 2013 towards the Group's Core Tier 1 ratio target, with the Basel 2.5 and fully loaded Basel III ratios increasing by 50 basis points to 10.8% and 8.2% respectively.

•
The loan:deposit ratio fell to 99%. The Group continues to pursue opportunities to lend to businesses; however, demand for borrowing remains subdued, which is the main headwind for the Group being able to put to use its excess liquidity.

•	The liquidity portfolio remains significantly above target, covering short-term wholesale funding balances by a very conservative 3.7 times.

•	Achievement of the value driver measures remain a challenge. Management continues to be highly focused on actions to meet the medium-term cost:income ratio target of <55% for Core.

Analysis of results

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
Net interest income	£m	£m	£m

Net interest income (1)	2,737	2,836	3,008

Average interest-earning assets (1)	568,026	577,423	641,369

Net interest margin
- Group	1.95%	1.95%	1.89%
- Retail & Commercial (2)	2.90%	2.91%	2.91%
- Non-Core	(0.25%)	0.29%	0.31%

Notes:

(1)	For further analysis and details refer to page 69.
(2)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US R&C divisions.

Key points
Net interest income was affected in the period by the lower day count. The impact of declining income from UK deposit hedges continued to weigh on margins, largely offset by deposit repricing. Net interest margin was flat quarter on quarter and up 6 basis points year-on-year.

Q1 2013 compared with Q4 2012

•
Net interest income fell by £99 million, largely reflecting continued run-off and divestment in Non-Core and a lower day count in Q1 2013 which particularly affected R&C. Excluding the impact of the lower day count, R&C net interest income was resilient, with continued lower rates on current account hedges and a small decline in asset volumes partly offset by improved rates on deposits.

•	Average interest-earning assets fell by a further £9 billion in line with the Group's planned balance sheet reductions in Non-Core and Markets.

•	R&C NIM was 1 basis point lower, primarily driven by UK Retail with continued lower rates on current account hedges and the non-repeat of an internal funding benefit in Q4 2012.

•	Group NIM remained flat at 1.95% as lower Group Treasury funding costs offset declines in R&C and Non-Core NIM.

Q1 2013 compared with Q1 2012

•	Group NIM was up 6 basis points, largely reflecting a smaller liquidity portfolio and the decline of lower-yielding Non-Core assets as the division continued to shrink.

•
A £271 million fall in net interest income was driven by continuing pressure on liability margins in the R&C businesses as deposit hedges roll off as well as significantly lower interest-earning assets.

•	A £73 billion reduction in average interest-earning assets reflected the reduction in Non-Core and International Banking assets along with planned run-off of the low-yielding liquidity buffer.

For details on the Group's average balance sheet refer to pages 68 and 69.

Analysis of results (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
Non-interest income	£m	£m	£m

Net fees and commissions	1,033	1,051	1,197
Income from trading activities	1,015	567	1,264
Other operating income	374	381	725
Direct Line Group - share of profit after tax as an associated undertaking (13 March 2013 - 31 March 2013)	7	-	-

Non-interest income (excluding insurance net premium income)	2,429	1,999	3,186
Insurance net premium income (to 12 March 2013)	699	919	938

Total non-interest income	3,128	2,918	4,124

Key points
Seasonal first quarter strength in investment banking revenues was less pronounced in Q1 2013 than in previous years. Direct Line Group was accounted for as an associated undertaking from 13 March 2013, as our holding fell below 50% and we ceded control.

Q1 2013 compared with Q4 2012

•
Income from trading activities increased by 79% in line with a seasonally stronger first quarter, with a particularly good performance in Asset Backed Products in the Markets division as investors renewed their search for yield. Non-Core income from trading activities also benefited from the seasonal trend, with tighter spreads, asset price improvements and lower disposal losses.

•	Slightly offsetting these seasonal gains was a 17% decline in UK Corporate non-interest income, with lower revenue share from Markets and the non-repeat of equity investment gains in Q4 2012.

•	Insurance net premium income fell by £220 million, primarily reflecting the non-consolidation of Direct Line Group from 13 March 2013.

Q1 2013 compared with Q1 2012

•
The majority of the £996 million fall in non-interest income was driven by Markets which fell by £700 million, reflecting the business's de-risking activity and the impact of less attractive market conditions in the Rates business versus Q1 2012.

•	Insurance net premium income was down £239 million, given the accounting change described above and lower net premium income reflecting a decline in the volume of Motor-related insurance revenue.

Analysis of results (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
Operating expenses	£m	£m	£m

Staff expenses	1,893	1,467	2,249
Premises and equipment	580	573	550
Other	731	723	819

Administrative expenses	3,204	2,763	3,618
Depreciation and amortisation	339	384	394

Operating expenses	3,543	3,147	4,012

Insurance net claims	445	606	649

Staff costs as a % of total income	32%	25%	32%
Cost:income ratio - Core (1)	64%	57%	60%
Cost:income ratio - Group (1)	66%	61%	62%

Note:

(1)	Cost:income ratio is based on total income and operating expenses and after netting insurance claims against income.

Key points
In 2013, the Group is continuing its focus on cost control, whilst at the same time funding investment in order to make it simpler, easier and fairer for customers to do business with us by improving systems and processes and enhancing compliance and risk management infrastructure.

Q1 2013 compared with Q4 2012

•
The increase in operating expenses largely reflects the substantial bonus accrual releases and clawback recorded in Q4 2012, principally in Markets and International Banking. Excluding this and other one-offs included in Q4 2012, operating expenses were flat on a constant currency basis.

•	US R&C expenses were flat, excluding a $33 million pension gain recorded in Q4 2012. A 5% increase in UK Corporate expenses was driven by costs set aside for customer remediation.

•	The increase in the Core cost:income ratio to 64% largely reflects these factors.

Q1 2013 compared with Q1 2012

•
The 12% decrease in operating expenses reflects a £162 million reduction in Markets, £98 million reduction in Non-Core, and falls in US R&C of £80 million, International Banking of £77 million and Direct Line Group of £71 million.

•	Staff costs in Markets were driven lower as a result of significant headcount reductions, down 2,000, and lower performance-related pay.

•
The decline in Non-Core expenses reflected a reduction in operating lease depreciation (£56 million), predominantly due to the disposal of RBS Aviation Capital in Q2 2012, and a 1,700 fall in headcount in line with the run-off of the business.

•	Business Services costs of £918 million were down 5%, reflecting continuing benefits from the Group's efficiency initiatives.

Analysis of results (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
Impairment losses	£m	£m	£m

Loan impairment losses	1,036	1,402	1,295
Securities impairment (gains)/losses	(3)	52	19

Group impairment losses	1,033	1,454	1,314

Loan impairment losses
- individually assessed	646	818	745
- collectively assessed	441	505	595
- latent	(51)	80	(57)

Customer loans	1,036	1,403	1,283
Bank loans	-	(1)	12

Loan impairment losses	1,036	1,402	1,295

Core	599	729	796
Non-Core	437	673	499

Group	1,036	1,402	1,295

Customer loan impairment charge as a % of gross loans and advances (1)
Group	0.9%	1.2%	1.1%
Core	0.6%	0.7%	0.8%
Non-Core	3.3%	4.8%	2.7%

Note:

(1)	Customer loan impairment charge as a percentage of gross customer loans and advances excludes reverse repurchase agreements and includes disposal groups.

Key points
Further significant reductions in impairments were recorded in both R&C and Non-Core portfolios, with an improving trend in Ulster Bank, in line with the recent stabilisation in the economic environment in Ireland. Impairment losses in Ireland remain elevated, nonetheless.

Q1 2013 compared with Q4 2012

•	Group loan impairment losses fell by 26%, with the biggest improvements occurring in the Core and Non-Core Ulster Bank portfolios.

•
Non-Core loan impairments fell by £236 million (35%) with £122 million of the fall relating to the Ulster Bank portfolio. Core Ulster Bank loan impairments declined by £78 million, reflecting improving trends on the mortgage portfolio.

•	Loan impairments as a percentage of gross loans and advances declined to 0.6% in Core and 3.3% in Non-Core.

•	Risk elements in lending (REIL) totalled £41 billion, down £1 billion (2%) in the quarter on a constant currency basis. Group provision coverage of REIL remained stable at 52%.

Q1 2013 compared with Q1 2012

•
Group loan impairment losses fell by 20%, largely reflecting a £154 million improvement in Core Ulster Bank, along with improvements in UK Retail (down £75 million as a result of lower default rates) and Non-Core (down £62 million) as the size of the portfolio declined by 28%.

•
The improvement in Ulster Bank reflects a significant reduction in losses in the mortgage portfolio, as the pace of deterioration in credit metrics slowed in line with relative macroeconomic stabilisation.

For more details on the Group's exposures and provisioning please refer to page 91 and Appendix 3.

Analysis of results (continued)

	Quarter ended
	31 March 2013	31 December 2012	31 March 2012
One-off and other items	£m	£m	£m

Payment Protection Insurance costs	-	(450)	(125)
Interest Rate Hedging Products redress and related costs	(50)	(700)	-
Regulatory fines	-	(381)	-
Integration and restructuring costs	(131)	(620)	(460)
(Loss)/gain on redemption of own debt	(51)	-	577
Write-down of goodwill and other intangible assets	-	(518)	-
Other items
- Asset Protection Scheme	-	-	(43)
- Amortisation of purchased intangible assets	(41)	(32)	(48)
- Strategic disposals**	66	(16)	(8)
- Bank levy	-	(175)	-
- RFS Holdings minority interest	100	(2)	(25)

	(107)	(2,894)	(132)
Own credit adjustments*	249	(220)	(2,456)

One-off and other items	142	(3,114)	(2,588)

* Own credit adjustments impact:
Income from trading activities	99	(98)	(1,009)
Other operating income	150	(122)	(1,447)

Own credit adjustments	249	(220)	(2,456)

**Strategic disposals
Gain/(loss) on sale and provision for loss on disposal of investments in:
- Direct Line Group	72	-	-
- RBS Aviation Capital	-	(8)	-
- Other	(6)	(8)	(8)

	66	(16)	(8)

Key points
One-off and other items were markedly lower in the first quarter given lower restructuring charges and only modest conduct related costs.

Q1 2013 compared with Q4 2012

•
RBS continues to monitor its provision for Payment Protection Insurance redress costs. No further charge was made in Q1 2013. Of the cumulative £2.2 billion charge accrued so far, £1.5 billion in redress had been paid by 31 March 2013.

•
Following progress on the Interest Rate Hedging Products redress exercise, the Group now expects administrative costs to be higher than anticipated at the time of the 2012 annual results. Consequently, the Group has increased the provision by £50 million in Q1 2013.

•
Integration and restructuring costs of £131 million were down £489 million from elevated Q4 2012 charges, which reflected asset write-offs in relation to the restructuring of Markets and International Banking. The charge in Q1 2013 largely comprised costs relating to the separation of the Williams & Glyn's branch-based business.

Analysis of results (continued)

Key points (continued)

Q1 2013 compared with Q4 2012 (continued)

•
An accounting gain of £249 million was recorded in relation to the Group's own credit as uncertainty in the Eurozone led to a 9 basis points widening of cash market credit spreads in the quarter. In Q4 2012 spreads tightened by 5 basis points, resulting in a £220 million own credit accounting charge.

•
The Group recognised a net gain on disposal of £72 million in relation to the sale of a further 16.8% of its shareholding in Direct Line Group on 13 March 2013. The Group now holds 48.5% of Direct Line Group's issued ordinary share capital.

Q1 2013 compared with Q1 2012

•
The own credit adjustment of £249 million credit contrasted with a charge of £2,456 million in Q1 2012 when spreads tightened significantly. Integration and restructuring costs were £329 million lower.

•
A loss on redemption of own debt of £51 million was recorded on a liability management exercise conducted in Q1 2013, compared with a gain of £577 million recorded in Q1 2012 on a separate transaction.

Analysis of results (continued)

Capital resources and ratios	31 March 2013	31 December 2012

Core Tier 1 capital	£48bn	£47bn
Tier 1 capital	£57bn	£57bn
Total capital	£69bn	£67bn
Risk-weighted assets	£446bn	£460bn
Core Tier 1 ratio	10.8%	10.3%
Tier 1 ratio	12.9%	12.4%
Total capital ratio	15.5%	14.5%

Key points
Good progress continues to be made in reducing risk-weighted assets and further strengthening the Group's capital ratios, consistent with meeting regulatory requirements well ahead of their implementation.

Q1 2013 compared with Q4 2012

•	Core Tier 1 ratio increased by 50 basis points to 10.8% largely as a result of a £14 billion decrease in risk-weighted assets.

•
The £14 billion fall in risk-weighted assets was largely attributable to an £13 billion decline in Markets, with lower operational and market risk, and a £6 billion reduction in Non-Core, through disposals and run-off.

•	The Group continues to absorb significant regulatory credit model uplifts, although the impact in Q1 2013 was smaller than in recent periods.

•
On a fully loaded Basel III basis, the Common Equity Tier 1 ratio strengthened by 50 basis points to 8.2%(1) in line with management's target of reaching in the region of 9% by the end of 2013 and 10% by the end of 2014. This is well ahead of the Basel implementation timetable, which calls for RBS to have a fully loaded ratio of 8.5% by 2018.

For more details of the Group's capital resources refer to page to 86.

(1)	Calculated on the same basis as disclosed on page 162 of the Group's 2012 annual results announcement.

Analysis of results (continued)

Balance sheet	31 March 2013	31 December 2012

Funded balance sheet (1)	£876bn	£870bn
Total assets	£1,308bn	£1,312bn
Loans and advances to customers (2)	£433bn	£432bn
Customer deposits (3)	£438bn	£434bn
Loan:deposit ratio - Core (4)	90%	90%
Loan:deposit ratio - Group (4)	99%	100%
Tangible net asset value per ordinary and B share (5)	459p	446p
Tier 1 leverage ratio (6)	15.0x	15.0x
Tangible equity leverage ratio (7)	6.0%	5.8%

Notes:

(1) Funded balance sheet represents total assets less derivatives; (2) Excluding reverse repurchase agreements and stock borrowing, and including disposal groups; (3) Excluding repurchase agreements and stock lending, and including disposal groups; (4) Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 31 March 2013 were 90% and 99% respectively (31 December 2012 - 89% and 99% respectively); (5) Tangible net asset value per ordinary and B share is total tangible equity divided by the number of ordinary shares in issue and the effect of convertible B shares. (6) Funded tangible assets divided by total Tier 1 capital; (7) Tangible equity leverage ratio is tangible equity attributable to ordinary and B shareholders divided by funded tangible assets.

Key points
The Group's balance sheet remains strong and conservatively funded.

Q1 2013 compared with Q4 2012

•	The Group's loan:deposit ratio ticked down to 99%, driven by further Non-Core asset reductions and continuing strong deposit inflows.

•
Loans and advances to customers grew by £1 billion as a £3 billion increase in US R&C, largely reflecting the strengthening of the US dollar against sterling, was partly offset by run-off and disposals in Non-Core. In the UK, subdued customer demand for borrowing continued to hamper loan growth.

•
Customer deposits increased by £4 billion as a result of the US dollar strengthening against sterling and deposit inflows in most R&C businesses despite market-wide pricing reductions, driven by an overall excess of liquidity in the market. This was partially offset by a fall in UK Corporate deposits, largely reflecting seasonality.

•
The funded balance sheet increased by £6 billion, principally reflecting larger central bank deposits within Group Treasury and a small rebound in Markets counterparty positions compared with a seasonally low Q4 2012. The change in accounting treatment for Direct Line Group led to an £11 billion reduction in third party assets.

•	Tangible net asset value per ordinary and B share increased by 13 pence to 459 pence, reflecting attributable profit of £393 million, along with currency movements.

Analysis of results (continued)

Funding & liquidity metrics	31 March 2013	31 December 2012

Deposits (1)	£493bn	£491bn
Deposits as a percentage of funded balance sheet	56%	56%
Short-term wholesale funding (2)	£43bn	£42bn
Wholesale funding (2)	£147bn	£150bn
Short-term wholesale funding as a percentage of funded balance sheet	5%	5%
Short-term wholesale funding as a percentage of total wholesale funding	29%	28%

Liquidity portfolio	£158bn	£147bn
Liquidity portfolio as a percentage of funded balance sheet	18%	17%
Liquidity portfolio as a percentage of short-term wholesale funding	367%	350%

Net stable funding ratio	119%	117%

Notes:

(1)	Excludes repurchase agreements and stock lending and includes disposal groups.
(2)	Excludes derivative collateral.

Key points
The Group funds its activities with a high quality and stable mix of funding dominated by customer deposits. It also holds a significant liquidity buffer to protect against unforeseen funding shortages.

Q1 2013 compared with Q4 2012

•
The liquidity portfolio grew by a further £11 billion, with Non-Core run-down and deposit growth continuing to bring in additional liquidity and subdued customer demand for borrowing making it harder to lend.

•
This liquidity portfolio covered the Group's short-term wholesale funding 3.7 times, significantly above the Group's medium-term target of 1.5 times, as short-term wholesale funding as a proportion of the funded balance sheet remained at 5%.

•
The Group monitors its liquidity coverage ratio (LCR) and, based on its interpretation of the draft guidance available, maintained its LCR at over 100% as at 31 March 2013. The net stable funding ratio was 119%.

Further analysis of the Group's liquidity and funding metrics are included from page 88.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 May 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary